AURUM RESOURCES CORP.

1516 E. Tropicana Ave., Suite 155

Las Vegas, Nevada 89119

July 28, 2010

United States

Securities and Exchange Commission

Division of Corporate Finance

Washington, DC 20549-7010

ATTENTION:  Sean Donahue

Re: Aurum Resources Corp.

      Registration Statement on Form S-1

      Filed on: June 1, 2010

      File No. 333-167217

Dear Mr. Donahue:

In response to your letter dated June 28, 2010 which included comments regarding our Registration Statement on Form S-1 filed on June 1, 2010, we have prepared the following responses:

General

1.SEC Comment: Where comments on a section also relate to disclosure in another section, please make parallel changes to all affected disclosure. This will eliminate the need for us to repeat similar comments.

In response to this comment, the Company has made parallel changes to all affected disclosures.

2.SEC Comment: Please provide updated disclosure with each amendment. For example, please disclose in your liquidity and capital resources section and your related party transactions section that you received a $10,000 loan from Mr. Shpeyzer on May 3, 2010. Also, please monitor your need to provide updated financial statements and auditor’s consent.

In response to this comment, the Company has provided updated disclosure with our Amendment No. 1 to Registration Statement on Form S-1and will provide updated disclosure with each amendment. It has disclosed in our liquidity and capital resources section and our related party transactions section that it has received a $10,000 loan from Mr. Shpeyzer on May 3, 2010:

On May 3, 2010, our Sole Officer and Director loaned the Company $10,000 to purchase an operating interest in the Washom II Lease Project, a three (3) well drilling project located on a 80 acres +/- lease in Rogers County, Oklahoma.

3.SEC Comment: Please provide consistent disclosure throughout the filing. The following are some examples of the inconsistencies in your documents, but this is not meant to be an exhaustive list of such inconsistencies:

• You state at page 7 that “expenditures over the next 12 months are therefore expect to exceed the sum of both our cash and amount to be raised in this offering,” and at page 16 that “even if we raise $60,000 from this offering, it will last one year.”

• You state at page 9 that your president currently devotes sixty hours per week providing management services to you, but you state at page 24 that he devotes approximately sixteen hours per week to manage your affairs.

• You state in numerous places that you will receive proceeds in the offering and then state at page 16 that “we will not receive any proceeds from the sale of shares under this prospectus.”

• You sate at page 16 that “based on our current operating plan, we believe that we will start to generate revenue from the purchased property by the end of 2010” and at page 17 that “we will likely generate revenue in the fall of 2011.”

In response to this comment, the Company has provided consistent disclosure throughout the filing. It revised the following disclosures:

• At page 8:

We require minimum funding of approximately $30,000 to conduct our proposed operations for a minimum period of one year. Even if we raise $60,000 from this offering, it will last one year, but we may need more funds to develop growth strategy and to continue maintaining a reporting status, therefore we may utilize funds from Danil Shpeyzer, our sole officer and director, who has informally agreed to advance funds to allow us to pay for professional fees, including fees payable in connection with the filing of this registration statement and operation expenses, however he has no formal commitment, arrangement or legal obligation to advance or loan funds to the Company. We will require the funds from this offering to proceed.

• At page 10:

Danil Shpeyzer, our President, currently devotes approximately sixteen hours per week providing management services to us.

• We have deleted statement at page 17 that “we will not receive any proceeds from the sale of shares under this prospectus.”

• At page 18:

“we will likely generate revenue in the fall of 2010.”

Prospectus cover page

4.SEC Comment: We note your statement that “the offering shall terminate on the earlier of (i) the date when the Aurum Resources Corp. Decides to do so, or (ii) when the offering is fully subscribed for.” It also appears that the offering will terminate 180 days from the effective date of the prospectus or 270 days from the effective date, if the board extend the offering. Please revise the cover page to indicate, if true, that the offering will terminate after either 180 or 270 days, or earlier if you decided to terminate the offering early or the offering is fully subscribed before that time.

In response to this comment, the Company has revised the cover page indicate that the offering will terminate after 180 days, or earlier if you decided to terminate the offering earlier or the offering is fully subscribed before that time.

The shares will be offered for a period of one hundred and eighty (180) days from the effective date of this prospectus. The offering shall terminate on the earlier of (i) the date when the sale of all 2,000,000 shares is completed, (ii) when the Board of Directors decides that it is in the best interest of the Company to terminate the offering prior the completion of the sale of all 2,000,000 shares registered under the Registration Statement of which this Prospectus is part.  The Company will deliver stock certificates attributable to shares of common stock purchased directly to the purchasers within ninety (90) days of the close of the offering.

The Company has also made parallel change at page 3:

5.SEC Comment: We note your disclosure regarding the effect of a creditor’s claims with respect to your ability to “return” subscriptions to shareholders. However, it is not clear on what basis you would return subscription to shareholders. Please advise.

In response to this comment, the Company has revised the disclosure at page 3. The Company has also made parallel change in the Risk Factors at page 10:

We have not made any arrangements to place funds in an escrow, trust or similar account. Accordingly, if we file for bankruptcy protection or a petition for involuntary bankruptcy is filed by creditors against us, your funds will become part of the bankruptcy estate and administered according to the bankruptcy laws. If a creditor sues us and obtains a judgment against us, the creditor could garnish the bank account and take possession of the subscriptions. As such, it is possible that a creditor could attach your subscription. If that happens, you will lose your investment and your funds will be used to pay creditors.

Aurum Resources Corp., page 4

6.SEC Comment: Please provide the following information in this section:

• Disclose, as you do at page F-8, that the interest in the Washom II Lease Project was acquired using a $10,000 loan from your sole officer/director;

• Disclose, if true, that proceeds from this offering are required for you to proceed with your business plan over the next twelve months, and that even if such proceeds are realized you will have to obtain financing to complete your twelve month business plan;

• Disclose, as you do at page 21, that drilling of the property is set to commence in summer 2010 and is estimated to take four weeks; and

• Provide a brief overview of the material terms of your joint venture and operating agreement, including a description of your obligation to pay a portion of expanses.

In response to this comment, the Company has provided the following information at page 4 (with parallel change at page 13):

The Company entered into a Joint Venture Contract and Operating Agreement dated April 30, 2010, with Patriot Financial Group, and acquired an operating interest in the Washom II Lease Project, a three (3) well drilling project located on a 80 acres +/- lease in Rogers County, Oklahoma. On May 3, 2010, our Sole Officer and Director loaned the Company $10,000 to complete the purchase of our interest and to receive 1% of the working interest revenue generated by the project. The wells are scheduled to be drilled in summer 2010, and all work is expected to be completed in about four weeks after beginning of drilling.

Proceeds from this offering are required for us to proceed with your business plan over the next twelve months. We require minimum funding of approximately $30,000 to conduct our proposed operations for a minimum period of one year. Even if we raise $60,000 from this offering, it will last one year, but we may need more funds to develop growth strategy and to continue maintaining a reporting status, therefore you will have to obtain financing to complete your twelve month business plan.

The Company has also provided a brief overview of the material terms of its joint venture and operating agreement on page 4:

The material terms of the Contract are the following:

1. The Contract is in force from April 30, 2010, and shall terminate on the 30 day of April, 2013 unless extended for an additional term of 3 year(s) by written notice from Owner to Operator on or before April 30, 2013.

2. Aurum Resources Corp. agrees to pay its pro-rata share (based on 1% ownership) of the expense of the operation and maintenance of the wells. A fee totaling Two Hundred ($200) per well, per month for basic operation and maintenance shall be levied among the Working Interest owners.

3. Aurum Resources Corp. appoint Patriot Financial Group as it’s attorney in fact, to negotiate and contract for the sale of oil and/or gas, and to receive and disburse proceeds for sale, and to make all operational decisions relative to well development and operations.

A copy of the Agreement is filed as Exhibit 10.1 to this registration statement.

7.SEC Comment: Please provide your basis for the statement that “we anticipate the wells that are planned in this project could prove very productive and yield 100% return in less than three months and provide many productive years thereafter.”

In response to this comment, the Company has deleted this statement at page 5.

Risk Factors, page 6

8.SEC Comment: Please eliminate statement that mitigate the risk you present. For example, please delete the statement at page 11 that “we believe that certain micro capitalization companies have significant potential for growth.”

In response to this comment, the Company has deleted this statement at page 11.

We have yet to earn revenue and our ability to sustain our operation…, page 8

9.SEC Comment: We note your statement that “expenditures over next 12 months are therefore expect to exceed the sum of both our cash on hand and amount to be raised in this offering.” Please specify the amount of cash you have on hand and the amount of proceeds you expect to receive in the offering.

In response to this comment, the Company has revised this risk factor at page 8:

WE HAVE YET TO EARN REVENUE AND OUR ABILITY TO SUSTAIN OUR OPERATIONS IS DEPENDENT ON OUR ABILITY TO RAISE FINANCING.  AS A RESULT, THERE IS SUBSTANTIAL DOUBT ABOUT OUR ABILITY TO CONTINUE AS A GOING CONCERN.

As of April 30, 2010, we had cash on hand in the amount of $5,126 and liabilities of $3,225. We have incurred net losses of $599 for the period from our inception on May 22, 2009 to April 30, 2010, and have no revenues as of this date. Our future is dependent upon our ability to obtain financing and upon future profitable operations from our acquisition development, and management of real and intangible property and the provision of expertise. Further, the finances required to fully develop our plan cannot be predicted with any certainty and may exceed any estimates we set forth. These factors raise substantial doubt that we will be able to continue as a going concern. Chang G. Park, CPA, our independent registered public accountant, has expressed substantial doubt about our ability to continue as a going concern. This opinion could materially limit our ability to raise additional funds by issuing new debt or equity securities or otherwise. If we fail to raise sufficient capital when needed, we will not be able to complete our business plan. As a result we may have to liquidate our business and you may lose your investment. You should consider our independent registered public accountant’s comments when determining if an investment in Aurum Resources Corp. is suitable.

Should the Company fail to sell at least 50% of its shares under this offering the Company would be forced to scale back or abort completely the implementation of its 12-month plan of operation.

We require minimum funding of approximately $30,000 to conduct our proposed operations for a minimum period of one year. Even if we raise $60,000 from this offering, it will last one year, but we may need more funds to develop growth strategy and to continue maintaining a reporting status, therefore we may utilize funds from Danil Shpeyzer, our sole officer and director, who has informally agreed to advance funds to allow us to pay for professional fees, including fees payable in connection with the filing of this registration statement and operation expenses, however he has no formal commitment, arrangement or legal obligation to advance or loan funds to the Company. We will require the funds from this offering to proceed.

If we are successful in raising the funds from this offering, we plan to commence activities to raise the funds required for the development program. We cannot provide investors with any assurance that we will be able to raise sufficient funds to proceed with any work or activities of the development program. We plan to raise additional funding for development by way of a private debt or equity financing, but have not commenced any activities to raise such funds and have no current plans on how to raise such funds.

10.SEC Comment: In addition, we note your disclosure at page 19 that if you fail to sell less than all the shares in this offering, you will be forced to scale back or abort completely the implementation of your 12-month plan of operation. Please make this clear in your disclosure under the heading “We have yet to earn revenue…”

In response to this comment, the Company has revised its disclosure at page 19 that if we fail to sell less than all the shares in this offering, you will be forced to scale back or abort completely the implementation of your 12-month plan of operation and made this clear in our disclosure under the heading “We have yet to earn revenue…”:

Should the Company fail to sell at least 50% of its shares under this offering the Company would be forced to scale back or abort completely the implementation of its 12-month plan of operation.

The trading in our shares will be regulated by…, page 10

11.SEC Comment: Your disclosure with respect to the transactions exempt from the penny stock rules does not appears to accurately reflect such rules. Please revise.

In response to this comment, the Company has revised its disclosure with respect to the transactions exempt from the penny stock rules at page 11:

OUR SHARES OF COMMON STOCK ARE SUBJECT TO THE “PENNY STOCK’ RULES OF THE SECURITIES AND EXCHANGE COMMISSION AND THE TRADING MARKET IN OUR SECURITIES WILL BE LIMITED, WHICH WILL MAKE TRANSACTIONS IN OUR STOCK CUMBERSOME AND MAY REDUCE THE VALUE OF AN INVESTMENT IN OUR STOCK.

The SEC has adopted rules that regulate broker-dealer practices in connection with transactions in "penny stocks." Penny stocks generally are equity securities with a price of less than $5.00 (other than securities registered on certain national securities exchanges or quoted on the NASDAQ system, provided that current price and volume information with respect to transactions in such securities is provided by the exchange or system). Penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from those rules, to deliver a standardized risk disclosure document prepared by the SEC, which specifies information about penny stocks and the nature and significance of risks of the penny stock market. A broker-dealer must also provide the customer with bid and offer quotations for the penny stock, the compensation of the broker-dealer, and sales person in the transaction, and monthly account statements indicating the market value of each penny stock held in the customer's account. In addition, the penny stock rules require that, prior to a transaction in a penny stock not otherwise exempt from those rules, the broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser's written agreement to the transaction. These disclosure requirements may have the effect of reducing the trading activity in the secondary market for stock that becomes subject to those penny stock rules. If a trading market for our common stock develops, our common stock will probably become subject to the penny stock rules, and shareholders may have difficulty in selling their shares.

We will incur ongoing costs and expenses…, page 12

12.SEC Comment: We note your disclosure that your business plan allows for payment of the estimated $7,500 cost of your registration statement to be paid from existing cash on hand. However, it appears that as of April 30, 2010, you only had $5,126 of cash on hand. Please revise.

In response to this comment, the Company has revised its disclosure at page 12:

The estimated cost of this registration statement is $ 7,500. As of April 30, 2010, we had cash on hand in the amount of $5,126.  We must utilize funds from Danil Shpeyzer, our sole officer and director, who has verbally agreed to loan the Company funds to complete the registration process. However, he has no formal commitment, arrangement or legal obligation to advance or loan funds to the Company.

Use of proceeds, page 13

13.SEC Comment: Please clarify that Mr. Shpeyzer has no obligation to loan you any funds. In addition, please clarify whether any proceeds from your offering will be used to repay loans made to the company by Mr. Shpeyzer. For example, we note your disclosure regarding funds being used to acquire new property.

In response to this comment, the Company has clarified on page 13 that Mr. Shpeyzer has no obligation to loan the Company any funds and no proceeds from our offering will be used to repay loans made to the company by Mr. Shpeyzer:

The above figures represent only estimated costs. All proceeds will be deposited into our corporate bank account.  If necessary, Danil Shpeyzer, our sole officer and director, has verbally agreed to loan the Company funds to complete the registration process but we will require full funding to implement our complete business plan. Mr. Shpeyzer has no formal commitment, arrangement or legal obligation to advance or loan funds to the Company.

As of April 30, 2010, Mr. Shpeyzer advanced us $3,225. On May 3, 2010, our Sole Officer and Director loaned the Company $10,000 to purchase an operating interest in the Washom II Lease Project, a three (3) well drilling project located on a 80 acres +/- lease in Rogers County, Oklahoma. Mr. Shpeyzer will not be repaid from the proceeds of this offering. There is no due date for the repayment of the funds advanced by Mr. Shpeyzer. Mr. Shpeyzer will be repaid from revenues of operations if and when we generate revenues to pay the obligation. There is no assurance that we will ever generate revenues from our operations. The obligation to Mr. Shpeyzer does not bear interest. There is no written agreement evidencing the advancement of funds by Mr. Shpeyzer or the repayment of the funds to Mr. Shpeyzer. The entire transaction was oral.

Plan of Operation, page 14

14.SEC Comment: We note your disclosure at page 16 that you plan to contact your associates in the oil and gas industry. We further note your disclosure at page 25 that “Mr. Shpeyzer does not have any technical experience in the oil & gas exploration sector” and at page 8 that “our sole officer and director has no professional training or experience in the field of oil and gas operations.” Please explain how Mr. Shpeyzer has associates in the oil and gas industry, given that he has no experience in the industry.

In response to this comment, the Company has revised its disclosure at page 16:

Hire a qualified geologist who will be responsible for conducting due diligence on our behalf on the oil and gas properties that we plan to purchase. To do this we plan to contact our partners from Patriot Financial Group or our legal counsel. We also may put a “wanted ad” on our website and in online classifieds website such as www.craigslist.org.

15.SEC Comment: Please provide context to the statement at page 16 that “our capital requirements for the 12 months following completion of our public offering will be sufficient.”

In response to this comment, the Company has deleted this statement at page 17.

Liquidity and Capital Resources, page 18

16.SEC Comment: We note that you are responsible for operating expenses in proportion to the percentage of your working interest ownership in the Washom II Lease Project. Please discuss the impact that such costs may have on your liquidity and capital resources.

In response to this comment, the Company has added a discussion at page 18:

Aurum Resources Corp. entered into a Joint Venture Contract and Operating Agreement with Patriot Financial Group on April 30, 2010. Aurum Resources Corp. agrees to pay its pro-rata share (based on 1% ownership) of the expense of the operation and maintenance of the wells in addition to the same  pro-rata share of any work-over operation required for the wells, such as service or replacement parts as needed. In the event of breakdowns such expenses can be more than operating profit. In some circumstances operating profit can be taking for a long period of time until it covers all expenses to restore the wells. Should these events happen, such cost will have negative impact on our liquidity and capital resources.

Description of Property, page 20

17.SEC Comment: We note your disclosure that Patriot Financial Group and RC Oil Company operate the wells and are obligated to pay you 1% working interest. Please tell us why RC Oil Company is not a party to your joint venture contract and operating agreement.

RC Oil operates the well.  Aurum Resources Corp. has an Agreement with Patriot Financial Group and Patriot Financial Group in turn has an Agreement with RC Oil.

18.SEC Comment: We note your statement at page 20 that “on May 3, 2010 we purchased 1% of operating interest in the Washom II Lease Project.” Please clarify that you purchased a working interest as opposed to an operating interest.

In response to this comment, the Company has clarified its statement at page 20 that it purchased a working interest as opposed to an operating interest. The parallel changes have been made throughout the Company’s Amendment 1 to S-1 Registration Statement.

19.SEC Comment: We note your statement at page 21 that “cash flow is expected to begin almost immediately and all work is expected to be completed in about four weeks after beginning of drilling.” Please disclose whether you have obtained a drilling rig to commence such drilling.

In response to this comment, the Company has disclosed at page 21 that the wells operator has obtained a drilling rig and started drilling:

As of July 22, 2010 the wells operator has obtained a drilling rig and started drilling.

20.SEC Comment: We note your statement at page 21 that “the projected production is 34 barrels of oil per well per day but as a result of operator’s new breakthrough strategy, Whashom II Lease Project wells could produce up to 100 barrels per well per day for several weeks and continue to produce 20-40 barrels per well per day for many years to come.” Please explain how you determined that the projected production is going to be 34 barrels of oil per well per day. In addition, provide a detailed explanation of your operator’s new breakthrough strategy.

The engineer projected these numbers based on his previous experience with the horizontal drilling technology in this area.  As for a detailed explanation, the engineer developed a method for drilling horizontally on shallow wells such as ours, which previously was not possible.

In response to this comment, the Company has revised its statement at page 21:

Based on the previous experience of the project’s engineer, the projected production is 34 barrels of oil per well per day. The engineer developed a method for drilling horizontally on shallow wells such as ours, which was previously not possible. Therefore, as a result of operator’s new breakthrough strategy, Washom II Lease Project wells could produce more oil than projected.  However, there is no assurance that the wells in the Washom II Lease Project will be productive or operation will start as scheduled or ever start at all, in which case we may never receive the revenues projected from it and you can lose your investment.

Directors, executive officers, promoter and control persons, page 25

21.SEC Comment: Please discuss the specific experience, qualification, attributes or skills that led to the conclusion that Mr. Shpeyzer should serve as a director in light of your business and structure. See Item 401(e) of Regulation S-K.

In response to this comment, the Company has added a following discussion at page 25:

Mr. Shpeyzer’s qualifications to serve on our Board of Directors are primarily based on his nearly four years of experience as a business manager, his business experiences with companies in different businesses, his entrepreneurial desire to start Aurum Resources Corp. as a new business, and his education in service and advertising.

Certain relationships and related transactions, page 27

22.SEC Comment: We note your statement that “under Rule 144, the [restricted] shares can be publicly sold, subject to volume restrictions and restrictions on the manner of sale, commencing six months after their acquisition.” Please clarify that such shares can only be sold after six months provided that the issuer of the securities is, and has been for a period of at least 90 days immediately before the sale, subject to the reporting requirements of section 13 or 15(d) of the Exchange Act. Please make a similar clarification at page 29.

In response to this comment, the Company has clarified its statement at page 27 and 29 that restricted shares can only be sold after six months provided that the issuer of the securities is, and has been for a period of at least 90 days immediately before the sale, subject to the reporting requirements of section 13 or 15(d) of the Exchange Act:

On September 9, 2009, we issued a total of 2,500,000 shares of restricted common stock to Danil Shpeyzer, our sole officer and director in consideration of $2,500. All these 2,500,000 shares of common stock are restricted securities, as defined in Rule 144 of the Rules and Regulations of the SEC promulgated under the Securities Act. Under Rule 144, the shares can be publicly sold, subject to volume restrictions and restrictions on the manner of sale. Such shares can only be sold after six months provided that the issuer of the securities is, and has been for a period of at least 90 days immediately before the sale, subject to the reporting requirements of section 13 or 15(d) of the Exchange Act.

Indemnification for Securities Act Liabilities, page 29

23.SEC Comment: We note your statement that your articles of incorporation provide that you will indemnify an officer, director or former officer or director, to the full extent permitted by law. We also note your statement at page 42 regarding indemnification with respect to your bylaws. However, it does not appear that your articles of incorporation or your bylaws include any provision to indemnification. Please revise.

In response to this comment, the Company has deleted its statement at page 29, that our articles of incorporation provide that the Company will indemnify an officer, director or former officer or director, to the full extent permitted by law.

The company has also revised its statement at page 42:

Section 78.7502 of the Nevada Corporate Law provides, in part, that a corporation shall have the power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding (other than an action by or in the right of the corporation) by reason of the fact that such person is or was a director, officer, employee or agent of another corporation or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful.

Similar indemnity is authorized for such persons against expenses (including attorneys’ fees) actually and reasonably incurred in defense or settlement of any threatened, pending or completed action or suit by or in the right of the corporation, if such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and provided further that (unless a court of competent jurisdiction otherwise provides) such person shall not have been adjudged liable to the corporation. Any such indemnification may be made only as authorized in each specific case upon a determination by the stockholders or disinterested directors that indemnification is proper because the indemnitee has met the applicable standard of conduct.  Where an officer or a director is successful on the merits or otherwise in the defense of any action referred to above, we must indemnify him against the expenses which such offer or director actually or reasonably incurred. Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

Financial Statements, page 30

24.SEC Comment: Throughout your filings and financial statements you refer to your company as “development stage” in accordance with the requirements of FASB ASC 915-205 “Development-Stage Entities.” Within the context of oil and gas production activities, “development stage” identifies a company that is incurring costs to obtain access to proved reserves or develop facilities to extract, treat or store oil and gas. Refer to FASB ASC 932-360-25-12. Please modify your filing and financial statements to refer to your company as “exploration stage”. Please note, the requirements of FASB ASC 915 “Development Stage Entities” continue to apply.

In response to this comment, the Company has modified its filing and financial statements to refer as “exploration stage” company.

Note 2 – Summary of Significant Accounting Policies, page F-6

25.SEC Comment: Please expend your disclosure to identify your method of accounting for oil and gas activities (i.e. full cost or successful efforts.)

In response to this comment, the Company has expended its disclosure to identify its method of accounting for oil and gas activities at page F-7:

 Oil and gas accounting policy

The Company utilizes the full-cost method of accounting for oil and  gas properties. Under this method, the Company capitalizes all costs associated with acquisition, exploration and development of oil and natural gas reserves, including leasehold acquisition costs whether the projects are successful or unsuccessful. The capitalized cost is then amortized into expense as the total reserves are produced. Capitalized costs are expensed should the amortization base become worthless.

Exhibits

26.SEC Comment: We note that you filed the joint venture contract and operating agreement as Exhibit 10.1 to your registration statement, but omitted Exhibit B to such agreement. Please file Exhibit B with your next amendment.

In response to this comment, the Company has filed revised Exhibit 10.1 with our Amendment 1 to S-1 Registration Statement.

Please direct any further comments or questions you may have to the company's legal counsel  Mr. Thomas E. Puzzo at:

Law Offices of Thomas E. Puzzo, PLLC

4216 NE 70th Street

Seattle, Washington 98115

Telephone No.: (206) 522-2256

Facsimile No.: (206) 260-0111

Thank you.

Sincerely,

/S/ Danil Shpeyzer

Danil Speyzer, President